UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG. ALEXANDROU STREET 151 24, MAROUSSI ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

TOP Ships Inc. (the "Company") announced today that it has entered into a Lock-Up Agreement (the "Agreement") related to that certain Common Stock Purchase Warrant dated January 11, 2019, as amended, with an exercise price of $0.70 per common share of the Company, par value $0.01 per share (the "Warrant").  Pursuant to the terms of the Agreement, the Company has agreed to refrain from selling the Company's common shares for thirty calendar days as described in the Agreement attached hereto in order to induce the holder of the Warrant to exercise all of the outstanding 832,715 Warrant Shares.

Maxim Group LLC acted as financial advisor to Company.

Attached as Exhibit 99.1 to this report on Form 6-K is the Agreement.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: February 25, 2019	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

EXHIBIT 99.1

Lock-Up Agreement

February 25, 2019

CVI Investments Inc.
 c/o Heights Capital Management Inc.
101 California St.
Suite 3250
San Francisco, CA 94111

TOP Ships Inc. Lock-Up Agreement
Ladies and Gentlemen:
This letter agreement (this "Agreement") relates to that certain Common Stock Purchase Warrant, dated as of January 11, 2019 (the "Warrant"), issued by TOP Ships Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the "Company"), to CVI Investments, Inc., or its assigns (the "Holder"). Capitalized terms not otherwise defined herein shall have the meaning set forth in the Warrant.
In order to induce the Holder to exercise all of the outstanding 832,715 Warrant Shares, the Company hereby agrees that during the period from the date hereof until thirty (30) calendar days from the date of hereof (the "Lock-Up Period"), the Company (a) will not, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, or make any announcement with an intention to sell any common shares of the Company (the "Shares"), and (b) will ensure that none of the outstanding warrants of the Company issued in June 2014 and held by affiliates are exercised.
The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that this Agreement constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms.  Upon request, the undersigned will execute any additional documents necessary in connection with enforcement hereof.  Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned from the date first above written.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.  Delivery of a signed copy of this letter by facsimile transmission shall be effective as delivery of the original hereof.
Very truly yours,

TOP SHIPS INC.

By:	/s/ Alexandros Tsirikos
Name: Alexandros Tsirikos
Title: CFO

CVI INVESTMENTS INC.

By:	/s/ Sam Winer
Name: Sam Winer
Title: Investment Manager